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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAPITALSOUTH BANCORP
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
14056A101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14056A101	Page	2	of	5

1	NAMES OF REPORTING PERSONS W. Dan Puckett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		165,035

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,035

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	165,035

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.98%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.

(a)	Name of Issuer:	CapitalSouth Bancorp

(b)	Address of Issuer’s Principal Executive Offices:	2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209
Item 2.

(a)	Name of Person Filing:	W. Dan Puckett

(b)	Address of Principal Business Office or, if none, Residence:
2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209

(c)	Citizenship:	United States

(d)	Title of Class of Securities:	Common Stock, par value
$1.00 per share

(e)	CUSIP Number:	14056A101

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 18130.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 on Cover Page.
(b) Percent of class: See Item 11 on Cover Page.
(c) Number of shares as to which the person has:
     (i) sole power to vote or to direct the vote: See Item 5 on Cover Page.
     (ii) shared power to vote or to direct the vote: See Item 6 on Cover Page.
     (iii) sole power to dispose or to direct the disposition of: See Item 7 on Cover Page.
     (iv) shared power to dispose or to direct the disposition of: See Item 8 on Cover Page.
The shares identified in Item 4 include 37,333 shares that Mr. Puckett has the right to acquire by exercising options that are exercisable within 60 days after December 31, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: February 6, 2008

/s/ W. Dan Puckett
W. Dan Puckett